Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68662

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Crosstree Capital Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5411 Sky Center Drive, Suite 625

(No. and Street)

Tampa	FL	33607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katherine Anderson	404-303-8840 ext 2002	kanderson@bdsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP

(Name – if individual, state last, first, and middle name)

4601 DTC Blvd., Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/03	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Ellis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Crosstree Capital Securities, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STACEY A. STANISZEWSKI
Notary Public-State of Florida
Commission # HH 413696
My Commission Expires
June 22, 2027

Signature: _____

Title: _____
Managing Member

Stacey A Staniszewski
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CROSSTREE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Crosstree Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crosstree Capital Securities, LLC (the "Company") as of December 31, 2024, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Crosstree Capital Securities, LLC's auditor since 2011.

Denver, Colorado
February 26, 2025



CROSSTREE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$1,211,487
Other assets	2,534
Total assets	**$1,214,021**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Promissory note payable (Note 4)	$ 35,083
Accounts payable	11,305
Total liabilities	46,388
COMMITMENTS AND CONTINGENCIES (NOTES 3 AND 5)	-
MEMBER'S EQUITY (Note 2)	1,167,633
Total liabilities and member's equity	**$1,214,021**

The accompanying notes are an integral part of this statement.

CROSSTREE CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business
Crosstree Capital Securities, LLC (the "Company") is a Florida limited liability company formed on July 21, 2008. The Company is affiliated with Crosstree Capital Partners, Inc. ("CCP"), a management consulting firm to life sciences companies, through common ownership. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company identified the provision of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3.

The Company provides investment banking, corporate finance advisory, consulting services regarding mergers and acquisitions and growth capital financing. The Company specializes in the life sciences and healthcare industries, with a focus on pharmaceutical outsourcing, diagnostic products, and services and life science tools.

Revenue Recognition
Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update, ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity shall recognize revenue when the transfer of goods or services to the customer has been satisfied. To determine this, the following five steps are utilized: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers money market funds with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's member is taxed on his respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2021. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(continued)

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of mergers and acquisitions. The company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2024, the Company had net capital and net capital requirements of $1,165,099 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .04 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 – OPERATING LEASE

The Company has a non-cancelable operating lease for sublease office space with CCP which expires December 31, 2024. The Company has renewed the lease for January 1,2025 through December 31, 2025.

Rental expense was $10,562 for the year ended December 31, 2024.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with CCP. Under the agreement, the Company pays 75% of CCP's operating expenses including, but not limited to legal, marketing, payroll and salaries, utilities, and insurance expenses.

The Company has entered into a separate agreement to sublease office space from CCP through December 31, 2024 (see Note 3). The Company has renewed the lease for January 1,2025 through December 31, 2025.

CROSSTREE CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

(*concluded*)

NOTE 4 – RELATED PARTY TRANSACTIONS(continued)

The Company has a convertible promissory note payable due to a related party, Shane Senior. As of December 31, 2024, the Company owes $25,000 of principal and $10,083 of interest. The note requires periodic payments of simple interest on the principal balance at a rate of three percent (3%) per annum. Such interest will accrue until repayment of the note or until conversion.

The note is convertible into 50% of the fully diluted interest of the Company at any time upon notice to the Company. In the event that the conversion date does not occur prior to December 31, 2020, the Company shall, upon written demand, pay the full principal balance and all accrued interest.

NOTE 5 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalent, other assets, promissory note payable and accounts payable are carried at amounts that approximate fair value due to the short –term nature of those instruments. The estimated fair value of the Company's convertible promissory note payable, based on the market rates of interest and similar maturities, approximate its carry value or contracted amounts.

The Company is engaged in various corporate advisory activities with counterparties with which the Company has an investment banking assignment. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6 – CONCENTRATION OF CREDIT RISK

Cash held in banks sometimes exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage. As of December 31, 2024, the Company held cash and cash equivalents of $961,486 in excess of the Federal Deposit Insurance Corporations insurance coverage of $250,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.